Exhibit 99.1

NewsRelease

TransCanada Receives Favourable Ruling with Sundance A
Power Purchase Arrangement Arbitration Decision

Calgary, AB – July 23, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) has received a favourable decision from an independent arbitration panel regarding the dispute over TransAlta Corporation’s Sundance A force majeure and destruction claims. The arbitration panel was selected by TransCanada, TransAlta and the Alberta Balancing Pool.

“We are pleased the independent panel has determined the Power Purchase Arrangement (PPA) should not be terminated, and we look forward to receiving the economic value that Sundance A provides to TransCanada,” said Russ Girling, president and chief executive officer, TransCanada Corporation.  “As the independent panel ruled, it is now up to TransAlta to decide how it will honour this decision and establish a reasonable schedule to return the Sundance A units to service.”

Under the PPA, TransCanada is entitled to 100 per cent of the generating capacity of the 560 MW Sundance A coal-fired power generating facility until the PPA expires at the end of 2017.  In December 2010, Sundance A Units 1 and 2 were withdrawn from service and shortly thereafter, TransAlta claimed force majeure and economic destruction under the terms of the PPA.  These claims were heard by the independent arbitration panel earlier this year.  In summary, the independent panel has ordered TransAlta to rebuild these units and limited their force majeure claim from November 20, 2011 until a period of time that the units can reasonably be returned to service.

As of March 31, 2012, TransCanada had accrued $188 million of pre-tax income since TransAlta withdrew the units from service.  As a result of the panel's decision, the company expects to realize approximately $138 million of this amount and will record a charge to earnings in the second quarter for the remaining approximate $50 million ($37 million after tax or $0.05 per common share).  Of the non-recoverable balance, $30 million and $20 million relate to amounts originally recorded in first quarter 2012 and fourth quarter 2011, respectively.

Going forward, until TransAlta returns the Sundance A units to service, TransCanada will not realize the generation or related revenues it would otherwise be entitled to under the PPA but will be relieved of the associated capacity payments.

For confidentiality reasons, specific details in the decision are not permitted to be published.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada.

FORWARD LOOKING INFORMATION This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would”, “will” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Management’s Discussion and Analysis dated February 15, 2012 under TransCanada’s profile on SEDAR at www.sedar.com and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Terry Hook/Lee Evans
403.920.7911 or 800.361.6522